EXHIBIT 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Fourth Quarter 2023

February 28, 2024

Hamilton, Bermuda, February 28, 2024 - Golden Ocean Group Limited (NASDAQ/OSE: GOGL) (the “Company” or “Golden Ocean”), the world's largest listed owner of large size dry bulk vessels, today announced its unaudited results for the three and twelve months ended December 31, 2023.

Highlights

▪
Net income of $57.5 million and earnings per share of $0.29 (basic) for the fourth quarter of 2023, compared with net income of $28.7 million and earnings per share of $0.14 (basic) for the third quarter of 2023.

▪	Net income of $112.3 million and earnings per share of $0.56 (basic) for full year 2023, compared with net income of $461.8 million and earnings per share of $2.30 (basic) for full year 2022.
▪	Adjusted EBITDA[1] of $123.2 million for the fourth quarter of 2023, compared with $78.9 million for the third quarter of 2023.
▪	Adjusted net income[1] of $64.6 million for the fourth quarter of 2023, compared to $22.0 million for the third quarter of 2023.
▪	Reported TCE[2] rates for Capesize and Panamax vessels of $25,176 per day and $16,738 per day, respectively, and $21,958 per day for the entire fleet in the fourth quarter of 2023.
▪	Completed a purchase and sale of a Supramax vessel, recording a gain of $5.8 million upon delivery of the vessel to its new owner.
▪	Entered into an agreement to sell one Panamax vessel for net consideration of $15.8 million.
▪
Arranged financings in an aggregate amount of $625 million at highly attractive terms. Upon completion, the Company will have fully funded its remaining capex obligations and refinanced all of its debt maturities until 2026.

▪	Estimated TCE rates, inclusive of charter coverage calculated on a load-to-discharge basis, are approximately:
•	$25,000 per day for 74% of Capesize available days and $15,400 per day for 84% of Panamax available days for the first quarter of 2024.
•	$25,000 per day for 25% of Capesize available days and $14,200 per day for 19% of Panamax available days for the second quarter of 2024.
▪
Announced a cash dividend of $0.30 per share for the fourth quarter of 2023, which is payable on or about March 25, 2024, to shareholders of record on March 13, 2024. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later on or about March 27, 2024.

Lars-Christian Svensen, Chief Executive Officer, commented:

“The Company’s large, modern fleet has been predominantly exposed to the spot market, resulting in strong performance in the fourth quarter of 2023 and thus far in 2024. The market for large size dry bulk vessels continues to outperform the broader freight market due to increasing tonne-mile demand for various key commodities, including iron ore, coal, and bauxite. We have entered 2024 with strong demand in Asia and a broad-based global economic recovery underway, creating an overall healthy demand picture. Fleet growth, particularly in the Capesize segment, remains at historically low levels, and the global fleet is trading at historically high efficiency levels. The Company maintains a positive outlook, and with no unfunded capex or

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

near-term debt maturities, we are well positioned to continue to return value to our shareholders through dividends. Golden Ocean has now paid a dividend for 11 consecutive quarters, demonstrating the Company’s potential as well as the resilience of its performance in weaker market conditions.”

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA, Adjusted net income/(loss) and Adjusted basic earnings/(loss) per share is a non-GAAP measure. A reconciliation of adjusted EBITDA, Adjusted net income/(loss) and Adjusted basic earnings/(loss) per share to the most directly comparable GAAP measure is included in the back part of this report.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

Fleet Development & Performance

As of the date of this report, the Company's fleet consists of 94 vessels, including three newbuildings, with an aggregate capacity of approximately 14.1 million deadweight tonnes ("dwt"). The Company's fleet consists of:

a.	83 vessels owned by the Company (52 Capesize and 31 Panamax vessels);
b.	Eight Capesize vessels chartered in on long-term leases with profit-sharing arrangements;
c.	Three 85,000 dwt Kamsarmax vessels on order.

As of the date of this report, the Company has three vessels under construction with $69.3 million of related outstanding contractual commitments due by the fourth quarter of 2024. One Kamsarmax newbuilding vessel was delivered in January 2024.

During the fourth quarter of 2023 the Company entered into an agreement to sell one Panamax vessel for net consideration of $15.8 million. The vessel will be delivered to its new owner in 2024 and the gain from sale of approximately $1.4 million will be recorded upon delivery.

In September 2023, the Company declared an option under an existing time charter contract with an unrelated third party to acquire a chartered-in Supramax vessel at a net purchase price of approximately $15.3 million. Subsequent to entering into the purchase agreement, the Company entered into an agreement to sell the Supramax vessel to an unrelated third party, for a total consideration of $21.6 million. The vessel was delivered to its new owners in the fourth quarter of 2023, and the Company recorded a gain from the sale of approximately $5.8 million.

Two drydocks are expected to be carried out in the first quarter of 2024.

The Company’s estimated TCE rates for the first quarter of 2024 are $25,000 per day for 74% of available days for Capesize vessels and $15,400 per day for 84% of available days for Panamax vessels. These estimates are forward-looking statements and based on time charter contracts entered by the Company as well as current spot fixtures on the load-to-discharge method, whereby revenue is recognized on a straight-line basis over the voyage from the commencement of loading to the completion of discharge. The actual TCE rates to be earned will depend on the number of contracted days and the number of ballast days at the end of the period when vessels are sailing without cargo. According to the load-to-discharge accounting method, the Company will not be able to recognize revenue for any ballast days or uncontracted days at the end of the first quarter of 2024. At the same time, expenses for uncontracted days cannot be deferred and will be recognized.

Golden Ocean has secured 25% of total days at an average rate of $25,000 per day for Capesize vessels and 19% of total days for Panamax vessels at an average rate of $14,200 per day in the second quarter of 2024.

Corporate Development

In December 2023, the Company signed an $85.0 million sale-and-leaseback agreement to partially finance four Kamsarmax newbuildings with 2024 delivery dates. The lease financing has a ten-year tenor, a 21-year

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

straight-line amortization profile, an interest rate of SOFR plus a margin of 185 basis points per annum, and purchase options throughout the term of the lease. One of the newbuildings was delivered in January 2024, at which time the Company drew $20.0 million from the lease facility.

In February 2024, the Company signed a $360 million sustainability-linked credit facility to refinance a fleet of 20 vessels. The financing has a five-year tenor and has an age adjusted amortization profile of 20 years. The facility is priced with interest rate of SOFR plus a margin of 175 basis points per annum, and includes sustainability linked pricing element with an additional 5 basis points pricing adjustment, dependent on emission reduction performance.

In February 2024, the Company received credit approval for a $180 million credit facility to refinance six Newcastlemax vessels. The financing has a five-year tenor and an interest rate of SOFR plus a margin of 160 basis points per annum, and has an age adjusted amortization profile of 20 years. The financing is subject to customary documentation and closing procedures.

The Company announced today a cash dividend of $0.30 per share for the fourth quarter of 2023, which is payable on or about March 25, 2024, to shareholders of record on March 13, 2024. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later on or about March 27, 2024.

Fourth Quarter 2023 Results

Fourth Quarter 2023 Income Statements

The Company reported net income of $57.5 million and basic earnings per share of $0.29 for the fourth quarter of 2023, compared with net income of $28.7 million and basic earnings per share of $0.14 for the third quarter of 2023.

Adjusted net income for the fourth quarter of 2023 was $64.6 million, compared to $22.0 million for the third quarter of 2023.

Adjusted EBITDA was $123.2 million for the fourth quarter of 2023, an increase of $44.3 million from $78.9 million for the third quarter of 2023.

Operating revenues were $254.2 million in the fourth quarter of 2023, an increase of $32.5 million from $221.7 million in the third quarter of 2023. The Company achieved an average TCE rate for the fleet of $21,958 per day in the fourth quarter of 2023 compared to that of $17,076 per day in the third quarter of 2023.

Two vessels were in drydock during the fourth quarter of 2023, same as in the previous quarter. This resulted in 109 offhire days compared to 115 offhire days in the third quarter of 2023. Voyage expenses decreased by $7.6 million to $57.5 million from the third quarter of 2023 as a result of fewer voyage charters in the period.

Other revenues were a $2.5 million in the fourth quarter of 2023 compared with $0.5 million in the third quarter of 2023. The increase is due to finalization of loss of hire insurance claims for several of our vessels.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

Ship operating expenses amounted to $63.4 million in the fourth quarter of 2023 compared with $64.5 million in the third quarter of 2023. In the fourth quarter of 2023, ship operating expenses included $54.8 million in running and other various expenses (compared to $55.3 million in the third quarter of 2023). Running expenses mainly consisted of crew costs, repair and maintenance, spares and insurance.

In addition to running expenses, ship operating expenses included $5.1 million in drydocking expenses (compared with $4.3 million in the third quarter of 2023) and $0.5 million in various energy saving initiatives and digitalization expenses (compared with $33 thousand in the third quarter of 2023). In the fourth quarter of 2023, $3.1 million in estimated ship operating expenses for vessels on time charter-in contracts were reclassified from charterhire expenses to ship operating expenses (compared with $4.9 million in the third quarter of 2023) and calculated based on numbers of chartered in days and an estimated operating expenses rate per day of $5,500.

Charter hire expenses were $6.9 million in the fourth quarter of 2023 compared with $8.3 million in the third quarter of 2023. The decrease in charter hire expenses was mainly due to a 261 day decrease in chartered-in days compared to the third quarter of 2023.

Administrative expenses were $4.9 million in the fourth quarter of 2023, compared with $4.4 million in the third quarter of 2023, an increase primarily due to higher personnel expenses.

Depreciation was $36.2 million in the fourth quarter of 2023, an increase of $0.9 million compared to $35.3 million in the third quarter of 2023 due to higher number of vessel days during the period.

Net interest expense was $27.4 million in the fourth quarter of 2023, a decrease from $28.1 million in the third quarter of 2023, mainly due to a higher interest income on our deposits during the period as well as lower average debt.

In the fourth quarter of 2023, the Company recorded a $8.2 million net loss on derivatives, resulting from a $13.6 million loss from to unrealized changes to the mark-to-market value of interest rate swaps, which was partially offset by $4.1 million in realized gains/interest income and a $1.2 million gain on Forward Freight Agreements.

The Company recorded a gain from associated companies of $2.7 million in the fourth quarter of 2023 compared to a loss of $0.3 million in the third quarter of 2023, related to gains from its investments in TFG Marine Pte. Ltd ("TFG"), United Freight Carriers LLC ("UFC") and SwissMarine Pte. Ltd. ("SwissMarine").

Full year 2023 Income Statements

Net income for the year ended December 31, 2023, was $112.3 million compared with a net income of $461.8 million for the year ended December 31, 2022. Adjusted net income was $117.4 million in 2023 compared to $388.0 million in 2022. In 2023, net operating income was $188.6 million compared with a net operating income of $435.1 million in the prior year. The decrease was mainly driven by the decrease in achieved TCE rates from $24,262 in twelve months of 2022 to $17,905 in twelve months of 2023, as well as the decrease in gain from disposal of vessels by $25.0 million and increase in ship operating expenses by $26.0 million.
GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

Total other financial loss amounted to $75.8 million for the year ended December 31, 2023, as compared to a gain of $27.1 million in 2022. The increase in financial loss by $102.9 million, was primarily due to an increase in net interest expense of $45.0 million, a decrease in equity results of associated companies by $28.5 million and a decrease in gain on derivatives of $28.6 million.

Fourth Quarter 2023 Cash Flow Statements and Balance Sheet as of December 31, 2023

As of December 31, 2023, the Company had cash and cash equivalents of $118.6 million, including restricted cash balances of $2.3 million, an increase of $18.9 million from September 30, 2023. In addition, the Company had undrawn available credit lines of $75.0 million under its revolving credit facilities. In the fourth quarter of 2023, cash provided by operating activities amounted to $96.9 million, including a negative working capital change of $3.7 million and dividends of $1.7 million received from associated companies.

For the three months ended December 31, 2023, total net cash provided by investing activities was $14.7 million. This included $21.2 million cash proceeds received from the sale of one Supramax vessel, offset by $6.1 million in installments and other costs relating to our Kamsarmax newbuilding contracts and $0.3 million other additions to vessels.

Net cash used in financing activities was $92.7 million in the fourth quarter of 2023 and included $27.3 million in scheduled debt repayment, a $25.0 million repayment of the Company's revolving credit facility, $20.4 million in repayment of finance leases, including Supramax vessel finance lease, as well as $20.0 million in dividend payments.

As of December 31, 2023, the book value of the Company's long-term debt was $1,370.1 million, including the current portion of long-term debt of $109.3 million. The book value of finance lease obligations was $87.6 million, including the current portion of finance lease obligations of $19.6 million.

The Dry Bulk Market
Dry bulk rates strengthened during the fourth quarter of 2023, particularly in the large vessel segments where the Company’s fleet is focused due to supportive dynamics in certain trades, including iron ore, coal, and bauxite. Consistent with past quarters, modern, fuel-efficient vessels continued to earn a significant premium compared with older vessels. Global dry bulk fleet utilization (calculated as total tonne-mile demand divided by total available fleet capacity) was 91.1% in the fourth quarter of 2023, an increase from 85.7% in the prior quarter and the highest level since the second quarter of 2022, according to Maritime Analytics. Total seaborne transportation of dry bulk goods was 1,252 mt in the fourth quarter of 2023, representing a 2.8% increase from 1,218 mt in the third quarter of 2023 and an 8.7% increase from 1,152 mt in the fourth quarter of 2022.

Global steel production remained relatively unchanged in the fourth quarter of 2023 compared to the same period in the prior year, despite a reported 4.1% decline in production in China, the world’s largest steel producer. Notably, Chinese steel consumption lagged production in 2023, and net steel exports rose dramatically year-over-year. A growing amount of export volumes were destined for the Middle East and Central America, providing additional support for tonne-mile demand. The decline in Chinese steel production

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

was offset by a 13.2% increase in Indian steel production and growth in other regions on the back of improving economic conditions. Indian coking coal imports increased significantly driven by strong demand from steel producers, coupled with limited excess domestic coking coal capacity.

Fourth quarter global iron ore imports decreased marginally by 0.5% compared with the third quarter of 2023, but increased by 5.9% compared with the fourth quarter of 2022. Chinese iron ore imports increased by 0.4% compared with the third quarter of 2023 and by 6.2% compared to the fourth quarter of 2022, suggesting that actual steel production may be stronger than reported numbers. Imports of iron ore to China from Brazil increased by 5.3% and 15.3% compared with the third quarter of 2023 and the fourth quarter of 2022, respectively, providing underlying support to tonne-mile demand for Capesize vessels. Brazilian iron ore exports increased by approximately 9.0% in 2023, reaching the highest level since the 2019 Brumadinho mine disaster. Brazilian exports are expected to continue to increase in the coming years before fully recovering to 2018 levels.

Global coal imports increased by 4.7% in the fourth quarter of 2023 compared with the third quarter of 2023 and by 12.6% compared with the fourth quarter of 2022, driven by continued growth in thermal coal volumes, which increased by 5.0% and 13.8% compared with the respective periods. China increased thermal coal imports by 0.4% compared with the third quarter of 2023 and 33.2% compared with the fourth quarter of 2022 to make up for a shortfall in hydroelectric power production due to drought conditions. Additionally, Indian thermal coal imports grew by 32.3% in the fourth quarter of 2023 compared to the fourth quarter of 2022 as further domestic supply is limited and a reduced monsoon season hampered hydroelectric power production, boosting already elevated thermal coal demand. According to Maritime Analytics, thermal coal tonne-mile demand is forecast to increase by 1.2% in 2024 and 1.6% in 2025.

Tonne-mile demand continued to benefit from increased demand for bauxite, which is predominantly transported on Capesize vessels. Nearly 80% of all seaborne bauxite export volumes now head to China, where it is used for aluminum production, and China has become increasingly reliant on bauxite imports from Guinea in West Africa. As a result, tonne-mile demand for bauxite has grown by over 8.0% in each of the last two years. This trend is expected to continue as Indonesia, China’s third largest supplier of bauxite, has imposed an export ban aimed at boosting domestic availability. In addition to bauxite, demand for other minor bulks is expected to increase, accompanied by longer sailing distances, with a recovering global economy. Trade of minor bulks, including bauxite, increased by 2.1% compared with the third quarter of 2023 and by 7.3% compared with the fourth quarter of 2022.

Transportation of essential agribulks, which represented 12.7% of total seaborne volumes in the fourth quarter of 2023, increased by 9.1% compared with the third quarter of 2023 and 11.0% compared with the fourth quarter of 2022. Tonne-mile demand is also benefiting from the economic recovery and longer sailing distances, and Maritime Analytics expect global agribulk demand to grow by 3.9% in 2024 and a further 3.6% in 2025.

The global fleet of dry bulk vessels amounted to 1,003.0 million dwt at the end of the fourth quarter of 2023, absorbing a net increase of 6.4 million dwt in the quarter. Newbuilding ordering increased slightly to 10.9 million dwt of vessels ordered, including 20 Capesize vessels totaling 4.7 million dwt and 48 Panamax vessels totaling 4.0 million dwt. The orderbook as a percentage of the global fleet stood at 8.8% at year-end, a slight

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

increase from the start of 2023, but well below an average of 24.3% over the last 25 years and remains near historical low levels. The Capesize orderbook is just 5.7%, compared with an average nearly 29.7% over the last 25 years. While scrapping activity has been very limited over the last two years, approximately 14.2% of the existing Capesize fleet is over 15 years of age, and scrapping activity may accelerate if rates do not support keeping older, less fuel-efficient vessels in operation. Fleet efficiency due to port congestion has stabilized at historically low levels.

Strategy and Outlook
Slowing inflation is expected to lead to a broad-based economic recovery in 2024, and positive sentiment is already reflected in solid freight rates during the seasonally low start to the year. As the pace of inflation rapidly decreased and increases in interest rates abate, the International Monetary Fund has revised its global GDP growth forecasts upwards to 3.1% in 2024 and 3.2% in 2025. GDP growth for emerging Asian economies is forecast at 5.2% in 2024 and 4.8% in 2025. India's GDP is forecast to grow by 6.5% in each of 2024 and 2025, while China is expected to see growth of 4.6% and 4.1% in 2023 and 2024, respectively.

The Chinese government continued to ramp up stimulus in the fourth quarter of 2023 after implementing measures in September to support the real estate sector by reducing mortgage rates and lowering minimum downpayment amounts for both first time buyers and second home buyers. The government issued one trillion yuan in local government bonds in October and then announced in November that it would provide at least the same amount in low-cost financing to renovate urban villages and build new affordable housing. This rapid increase in stimulus is expected to support the domestic construction sector in 2024. Infrastructure investment, which generates strong demand for iron ore, is also set to benefit from the recent issuance of infrastructure bonds. Previously, stimulus had primarily focused on increasing demand outside of the real estate sector, which has positively impacted demand for various minor bulks, including bauxite. The share of Capesize tonne-miles attributed to bauxite cargoes has increased from 8.4% in 2021 to 12.5% in 2023 and will likely be a supporting factor for the foreseeable future. Additionally, China has continued to stockpile coal, agribulks, and other strategic commodities when prices are deemed attractive, providing a level of demand uncorrelated to growth.

Factors that support demand include the global economic recovery, continued strong iron ore and agribulk exports from Brazil, and consistent demand for commodities from China and India in particular. Global tonne-mile demand is forecast to increase by 3.2% in each of 2024 and 2025, according to Maritime Analytics, and fleet utilization is forecast to remain at levels that have historically supported stable, healthy dry bulk freight rates. Any potential disruption to trade flows, including those caused by geopolitical events, may drive fleet inefficiency and push utilization and rates higher.

The outlook for fleet supply also remains highly positive. An orderbook near 30-year lows as a percentage of the operating fleet is highly supportive of expectations for an improving freight market. The Capesize orderbook as a percent of the operating fleet, was 5.7% as of January 31, 2024, the lowest among all vessel segments, and a decrease from 6.5% as of the start of 2023. There is very strong visibility into fleet growth given limited shipyard capacity, and new vessels ordered are unlikely to be delivered until 2027. Additionally, port congestion has returned to low levels, reducing downside risk.

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Over the past three years, Golden Ocean has strategically invested in its fleet and taken proactive measures to ensure the Company is well-equipped to generate cash flow under any market circumstances. Since 2020, the Company has increased the size of its fleet by 30% based on dwt while reducing the fleet's average age by approximately 2% (an approximate 30% reduction when adjusting for three years). This was achieved through the acquisition of 35 modern ships and the sale of 15 older, less efficient ones. Throughout this period, Golden Ocean has successfully managed its industry-leading daily cash breakeven levels, which average $14,000 per day for the full fleet. This strategy of maintaining low breakeven rates, coupled with a modern and efficient fleet that can command premium rates, ensures that the Company is well-protected against market downturns while also poised to generate significant cash flow during strong markets.

The Board of Directors continues to prioritize returning value to its shareholder and has consistently allocated capital towards dividends. While the amount and timing of future dividends will be based on the Company's financial performance, investment opportunities, and the overall market situation, the Company intends to continue to distribute a significant portion of its earnings to shareholders. Golden Ocean continues to monitor macroeconomic factors and their potential effects on the large size dry bulk markets and anticipates further improvement in market conditions as demand increases and fleet expansion moderates.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
February 28, 2024

Questions should be directed to:
Lars-Christian Svensen: Chief Executive Officer, Golden Ocean Management AS
+ 47 22 01 73 40

Peder Simonsen: Chief Financial Officer, Golden Ocean Management AS
+ 47 22 01 73 40

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company is taking advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. This earnings report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements, include among other things: general market trends in the dry bulk industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values; a decrease in the market value of the Company’s vessels; changes in supply and demand in the dry bulk shipping industry, including the market for the Company’s vessels and the number of newbuildings under construction; delays or defaults in the construction of the Company’s newbuildings could increase the Company’s expenses and diminish the Company’s net income and cash flows; an oversupply of dry bulk vessels, which may depress charter rates and profitability; the Company’s future operating or financial results; the Company’s continued borrowing availability under the Company’s debt agreements and compliance with the covenants contained therein; the Company’s ability to procure or have access to financing, the Company’s liquidity and the adequacy of cash flows for the Company’s operations; the failure of the Company’s contract counterparties to meet their obligations, including changes in credit risk with respect to the Company’s counterparties on contracts; the loss of a large customer or significant business relationship; the strength of world economies; the volatility of prevailing spot market and charter-hire charter rates, which may negatively affect the Company’s earnings; the Company’s ability to successfully employ the Company’s dry bulk vessels and replace the Company’s operating leases on favorable terms, or at all; changes in the Company’s  operating expenses and voyage costs, including bunker prices, fuel prices (including increased costs for low sulfur
GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

fuel), drydocking, crewing and insurance costs; the adequacy of the Company’s insurance to cover the Company’s losses, including in the case of a vessel collision; vessel breakdowns and instances of offhire; the Company’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of the Company’s vessels (including the amount and nature thereof and the timing of completion of vessels under construction, the delivery and commencement of operation dates, expected downtime and lost revenue); risks associated with any future vessel construction or the purchase of second-hand vessels; effects of new products and new technology in the Company’s industry, including the potential for technological innovation to reduce the value of the Company’s vessels and charter income derived therefrom; the impact of an interruption or failure of the Company’s information technology and communications systems, including the impact of cyber-attacks, upon the Company’s ability to operate; potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures (by the Company and the Company’s customers) related to complying with such regulations; changes in governmental rules and regulations or actions taken by regulatory authorities and the impact of government inquiries and investigations; the arrest of the Company’s vessels by maritime claimants; government requisition of the Company’s vessels during a period of war or emergency; the Company’s compliance with complex laws, regulations, including environmental laws and regulations and the U.S. Foreign Corrupt Practices Act of 1977; potential difference in interests between or among certain members of the Board of Directors, executive officers, senior management and shareholders; the Company’s ability to attract, retain and motivate key employees; work stoppages or other labor disruptions by the Company’s employees or the employees of other companies in related industries; potential exposure or loss from investment in derivative instruments; stability of Europe and the Euro or the inability of countries to refinance their debts; the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; fluctuations in currencies; acts of piracy on ocean-going vessels, public health threats, terrorist attacks and international hostilities and political instability; potential physical disruption of shipping routes due to accidents, climate-related (acute and chronic), political instability, terrorist attacks, piracy, international sanctions or international hostilities, including the ongoing developments in the Ukraine region; general domestic and international political and geopolitical conditions or events, including any further changes in U.S. trade policy that could trigger retaliatory actions by affected countries; the developments in the Middle East, including the armed conflict in Israel and the Gaza Strip; the impact of adverse weather and natural disasters; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to the Company’s Environmental, Social and Governance policies; changes in seaborne and other transportation; the length and severity of epidemics and pandemics; fluctuations in the contributions of the Company’s joint ventures to the Company’s profits and losses; the potential for shareholders to not be able to bring a suit against us or enforce a judgement obtained against us in the United States; the Company’s treatment as a “passive foreign investment company” by U.S. tax authorities; being required to pay taxes on U.S. source income; the Company’s operations being subject to economic substance requirements; the volatility of the stock price for the Company’s common shares, from which investors could incur substantial losses, and the future sale of the Company’s common shares, which could cause the market price of the Company’s common shares to decline; and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F for the year ended December 31, 2022.

The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or

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circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

INTERIM FINANCIAL INFORMATION

FOURTH QUARTER 2023

Index
Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations
(in thousands of $, except per share data)	Three months ended December 31, 2023	Three months ended September 30, 2023	Three months ended December 31, 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
Operating revenues
Time charter revenues	155,919	97,215	122,779	434,827	593,795
Voyage charter revenues	95,789	123,932	126,626	446,666	518,398
Other revenues	2,497	516	153	4,274	1,263
Total operating revenues	254,205	221,663	249,558	885,767	1,113,456

Gain from disposal of vessels	5,774	831	2,812	9,188	34,185
Other operating income (expenses)	—	—	—	—	(413)

Operating expenses
Voyage expenses and commissions	57,454	65,082	69,189	246,161	278,550
Ship operating expenses	63,416	64,472	58,100	251,950	225,971
Charter hire expenses	6,894	8,339	12,544	42,225	57,406
Administrative expenses	4,909	4,441	4,965	18,679	20,375
Impairment loss on vessels	—	—	—	11,780	—
Depreciation	36,189	35,272	32,394	135,548	129,839
Total operating expenses	168,862	177,606	177,192	706,343	712,141

Net operating income	91,117	44,888	75,178	188,612	435,087

Other income (expenses)
Interest income	1,293	740	1,326	4,717	2,345
Interest expense	(28,663)	(28,803)	(18,963)	(103,664)	(56,248)
Gain/(loss) on derivatives	(8,237)	12,647	2,699	11,371	39,968
Equity results of associated companies	2,731	(282)	7,773	12,316	40,793
Other financial items	(319)	(426)	474	(543)	281
Net other (expenses) income	(33,195)	(16,124)	(6,691)	(75,803)	27,139
Net income before income taxes	57,922	28,764	68,487	112,809	462,226
Income tax expense	451	30	279	541	379
Net income	57,471	28,734	68,208	112,268	461,847

Per share information:
Earnings per share: basic	$ 0.29	$ 0.14	$ 0.34	$ 0.56	$ 2.30
Earnings per share: diluted	$ 0.29	$ 0.14	$ 0.34	$ 0.56	$ 2.29
The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.
GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets
(in thousands of $)	As of December 31, 2023	As of September 30, 2023	As of December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	116,382	97,517	134,784
Restricted cash	2,254	2,223	3,289
Other current assets	160,281	181,306	161,074
Total current assets	278,917	281,046	299,147
Vessels and equipment, net	2,987,360	3,033,514	2,665,785
Vessels held for sale	14,486	—	12,542
Newbuildings	54,777	44,714	91,898
Finance leases, right of use assets, net	68,643	88,605	83,589
Operating leases, right of use assets, net	9,538	10,128	15,646
Other long term assets	75,297	85,440	88,684
Total assets	3,489,018	3,543,447	3,257,291

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	109,309	109,309	92,865
Current portion of finance lease obligations	19,601	33,604	18,387
Current portion of operating lease obligations	2,632	2,565	5,546
Other current liabilities	94,649	115,117	94,830
Total current liabilities	226,191	260,595	211,628
Long-term debt	1,260,758	1,312,083	1,027,991
Non-current portion of finance lease obligations	67,987	72,940	87,588
Non-current portion of operating lease obligations	9,621	10,262	13,051
Other long-term liabilities	2,570	3,198	—
Total liabilities	1,567,127	1,659,078	1,340,258
Equity	1,921,891	1,884,369	1,917,033
Total liabilities and equity	3,489,018	3,543,447	3,257,291

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.
GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)	Three months ended December 31, 2023	Three months ended September 30, 2023	Three months ended December 31, 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
Net income	57,471	28,734	68,208	112,268	461,847
Adjustments to reconcile net income to net cash provided by operating activities;
Gain from disposal of vessels	(5,774)	(831)	(2,812)	(9,188)	(34,185)
Depreciation	36,189	35,272	32,394	135,548	129,839
Impairment loss on vessels	—	—	—	11,780	—
Amortization of time charter party out contracts	(427)	(447)	—	(1,419)	—
Dividends from associated companies	1,688	625	2,150	19,181	16,273
Equity results from associated companies	(2,731)	282	(7,773)	(12,316)	(40,793)
Mark to market value on derivatives	13,712	(6,121)	(50)	3,912	(39,496)
Other, net	421	960	(3,633)	3,537	(2,687)
Change in operating assets and liabilities	(3,678)	(11,076)	37,121	3,034	12,589
Net cash provided by operating activities	96,871	47,398	125,605	266,337	503,387

Investing activities
Additions to vessels and right of use assets	(333)	(45,269)	(1,486)	(299,612)	(5,003)
Additions to newbuildings	(6,133)	(58,059)	(18,386)	(177,931)	(56,028)
Repayments of loans receivable from related parties	—	—	—	925	5,350
Proceeds from sale of vessels	21,168	14,801	14,333	94,841	127,552
Other investing activities, net	—	2	2	6	945
Net cash provided by (used in) investing activities	14,702	(88,525)	(5,537)	(381,771)	72,816

Financing activities
Repayment of long-term debt	(52,327)	(35,581)	(34,583)	(385,413)	(417,217)
Proceeds from long-term debt	—	97,440	—	634,580	275,000
Net proceeds from share distributions	—	692	—	692	828
Debt fees paid	—	(401)	—	(4,917)	(2,750)
Dividends paid	(19,963)	(19,938)	(70,310)	(100,020)	(471,676)
Share repurchases	—	(904)	(3,273)	(8,357)	(3,273)
Repayment of finance leases	(20,387)	(7,764)	(6,084)	(40,568)	(29,059)
Net cash provided by (used in) financing activities	(92,677)	33,544	(114,250)	95,997	(648,147)
Net change	18,896	(7,583)	5,818	(19,437)	(71,944)
Cash, cash equivalents and restricted cash at start of period	99,740	107,323	132,255	138,073	210,017
Cash, cash equivalents and restricted cash at end of period	118,636	99,740	138,073	118,636	138,073
The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.
GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of $, except for share data)	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
Number of shares outstanding
Balance at beginning of period	200,485,621	200,435,621
Repurchase of shares	(1,107,328)	(400,000)
Distribution of treasury shares	250,000	450,000
Balance at end of period	199,628,293	200,485,621

Share capital
Balance at beginning of period	10,061	10,061
Shares issued	—	—
Balance at end of period	10,061	10,061

Treasury shares
Balance at beginning of period	(5,014)	(4,309)
Repurchase of shares	(8,357)	(3,273)
Share distribution	1,844	2,568
Balance at end of period	(11,527)	(5,014)

Additional paid in capital
Balance at beginning of period	851	285
Stock option expense	273	566
Balance at end of period	1,124	851

Contributed capital surplus
Balance at beginning of period	1,582,257	1,762,649
Distributions to shareholders	—	(180,392)
Balance at end of period	1,582,257	1,582,257

Accumulated earnings
Balance at beginning of period	328,878	160,055
Distributions to shareholders	(100,020)	(291,284)
Distribution treasury shares	(1,150)	(1,740)
Net income	112,268	461,847
Balance at end of period	339,976	328,878

Total equity	1,921,891	1,917,033
The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.
GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Euronext Oslo Stock Exchange.

2. Accounting policies

Basis of accounting

The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on March 16, 2023.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2022.

3. Earnings per share

Basic earnings per share amounts for the three and twelve months ended December 31, 2023, are based on the weighted average number of shares outstanding of 199,628,293 and 199,924,002 respectively. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

As of December 31, 2023, total outstanding share options were 400,000. For the three and twelve months ended December 31, 2023, outstanding share options were dilutive under the treasury stock method by 368,178 and 370,085 shares respectively.

4. Vessels and equipment, net and vessels held for sale

In February 2023, the Company entered into an agreement to acquire six modern 208,000 dwt vessels equipped with exhaust gas cleaning systems, or scrubbers, for a total consideration of $291.0 million. The newly acquired vessels are chartered back to their former owner, an unrelated third party, for approximately

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

30 months from the date of delivery at an average net TCE rate of just above $21,000 per day. As of December 31, 2023, all vessels were delivered to the Company and full consideration was paid for these vessels.

The time charter contracts attached to Newcastlemax vessels delivered in the twelve months of 2023, were valued to net $4.9 million, which was capitalized upon delivery of vessels and recorded as an asset of $2.0 million and a liability of $6.9 million.

During the twelve months of 2023, the Company sold Golden Feng and Golden Shui to an unrelated third party for an aggregate net sale price of $43.6 million. The Company recorded an impairment loss of $11.8 million in connection to the sale.

In September 2023, the Company entered into an agreement to sell one Panamax vessel for the net of commissions consideration of $14.8 million. The vessel was delivered to its new owner in September 2023. The Company recorded a gain of approximately $0.8 million in connection to the sale in the third quarter of 2023.

In December 2023 the Company entered into an agreement to sell one Panamax vessel for net consideration of $15.8 million. The vessel will be delivered to its new owner in 2024 and the gain from sale of approximately $1.4 million will be recorded upon delivery. As such, as of December 31, 2023, the vessel has been classified as Vessels held for sale.

With reference to Note 5 “Newbuildings”, no newbuildings were delivered during the fourth quarter of 2023, and a total of six newbuildings were delivered during the twelve months of 2023. Related accumulated costs for the twelve months ended December 31, 2023, were transferred to 'Vessels and equipment, net ' in the total amount of $219.5 million.

During the twelve months of 2023, the Company installed scrubbers on three vessels in its existing fleet with the total cost of $6.2 million.

5. Newbuildings

As described above, during the twelve months of 2023, six out of the ten Kamsarmax newbuildings were delivered with the total costs of $219.5 million. As of December 31, 2023, the Company had capitalized costs of $54.8 million relating to construction contracts for four remaining Kamsarmax newbuildings.

6. Leases

As of December 31, 2023, the Company had seven vessels held under finance lease and one vessel held under operating lease. All eight vessels are chartered in from SFL Corporation Ltd. (NYSE: SFL) (“SFL”). For the three and twelve months ended December 31, 2023, the Company made a total repayment of $6.3 million and $24.8 million, respectively, to SFL in connection with these leases.

One Supramax vessel previously chartered-in to the Company from an unrelated third party and was recorded as operating lease until September 2023. In September 2023, the Company declared an option under the time

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

charter contract to acquire the vessel at a net purchase price of $15.3 million. Back-to-back with entering into the purchase agreement, the Company entered into the sale agreement of an Supramax vessel with an unrelated third party, for total gross consideration of $21.6 million. The vessel was delivered to its new owners in the fourth quarter of 2023.

As a result of declaring the purchase option, the Company included the purchase option price of $15.3 million into lease asset and lease liability and reclassified the lease from operating lease to finance lease. Upon delivery of vessel to the buyer, lease accounting was terminated and a gain from sale of $5.8 million was recognized.

As of December 31, 2023, the Company’s book value of finance lease obligations was $87.6 million, including the current portion of $19.6 million.

7. Investments in associated companies

The Company has an equity investment of 15.92% of the shares in SwissMarine Pte. Ltd. ("SwissMarine"), a dry bulk freight operator. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $48.6 million as of December 31, 2023. For the three and twelve months ended December 31, 2023, the Company recorded a gain in earnings of SwissMarine of $1.4 million and $5.1 million respectively. During the twelve months ended December 31, 2023, the Company received $7.8 million in dividends from SwissMarine, which was recorded as a reduction of investments.

The Company has an equity investment of 10% of the shares in TFG Marine Pte Ltd ("TFG"), a bunkering procurement joint venture company between Golden Ocean, Frontline plc and Trafigura Pte Ltd. The Company has also provided a shareholder loan of $0.9 million to TFG with a five-year term, maturing in 2024. In February 2023, TFG fully repaid the outstanding loan of $0.9 million, in addition to dividends of $4.9 million. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $7.2 million as of December 31, 2023.

The Company has an equity investment of 50% of the shares in United Freight Carriers LLC ("UFC"), a dry cargo vessel operator and logistics service provider. The Company accounts for this investment under the equity method. During the three and twelve months ended December 31, 2023, the Company received dividends from UFC of $1.7 million and $6.5 million respectively, which were recorded as a reduction of investments. The book value of the investment amounted to $2.7 million as of December 31, 2023.

8. Long-term debt

As of December 31, 2023, the Company’s book value and outstanding principal of long-term debt was $1,370.1 million and $1,380.7 million, respectively. The current portion of long-term debt was $109.3 million.

In January 2023, the Company signed a loan agreement for a $250.0 million credit facility with a group of leading shipping banks to refinance three credit facilities with total outstanding debt balance of $230.4 million as of December 31, 2022. The financing has an interest rate of SOFR plus 185 basis points and matures in January 2028 and is secured by a fleet of 20 Capesize and Panamax vessels.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

In March 2023, the Company entered into a $233.0 million two-year credit facility to partially finance the acquisition of six Newcastlemax vessels. The facility has an interest of SOFR plus a margin of 190 basis points per annum.

In April 2023, the Company entered into an $80.0 million facility to partially finance the four Kamsarmax newbuildings delivered during the second quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 180 basis points per annum. As of December 31, 2023, the facility is fully drawn.

In July 2023, the Company entered into a $40.0 million credit facility to partially finance the two Kamsarmax newbuildings delivered during the third quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 175 basis points per annum. As of December 31, 2023, the facility is fully drawn.

During the year ended December 31, 2023, the Company drew down $50.0 million and repaid $25 million on its revolving credit facilities, which resulted in undrawn revolving credit facility balance of $75 million at year end.

In December 2023, the Company signed a sale-and-leaseback agreement for an amount of $85.0 million to partially finance the four Kamsarmax newbuildings to be delivered during 2024. The lease financing has a ten-year tenor and an interest rate of SOFR plus a margin of 185 basis points per annum. The lease is repaid over a straight line amortization profile of 21 years and with purchase options throughout the term and at maturity. As of December 31, 2023, there were no amounts drawn under the facility.

9. Share capital

As of December 31, 2023, the Company had 201,190,621 issued and 199,628,293 outstanding common shares, each with a par value of $0.05. Additionally, the Company held 1,562,328 shares in treasury.

During the year ended December 31, 2023, the Company acquired an aggregate of 1,107,328 shares in open market transactions under its share buy-back program. The shares were acquired at an aggregate purchase price of $8.5 million.

During the year ended December 31, 2023, 250,000 share options were exercised by an eligible option holder and were settled by using treasury shares.

In the fourth quarter of 2023, the Company paid an aggregate of $20.0 million, or $0.1 per share in dividends to its shareholders related to its third quarter of 2023 results.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

10. Related party transactions

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6, "Leases", the Company leased eight vessels from SFL during the fourth quarter of 2023.

In addition to charter hire for the eight vessels leased from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

With reference to Note 7, "Investments in associated companies", in February 2023, TFG fully repaid the outstanding loan of $0.9 million.

Pursuant to its agreement with TFG, the Company paid $159.8 million for bunker procurement in the twelve months ended December 31, 2023. As of December 31, 2023, amounts payable to TFG totaled $8.5 million.

11. Commitment and contingencies

As of December 31, 2023, the Company had four vessels under construction and outstanding contractual commitments of $93.1 million due by the fourth quarter of 2024.

With reference to Note 7, "Investments in associated companies", the Company has a $30.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with TFG. As of December 31, 2023, there is no exposure under this guarantee.

12. Subsequent events

On February 28, 2024, the Company announced a cash dividend of $0.30 per share in respect of the fourth quarter of 2023, which is payable on or about March 25, 2024, to shareholders of record on March 13, 2024. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later on or about March 27, 2024.

In February 2024, the Company signed a $360 million sustainability-linked credit facility to refinance a fleet of 20 vessels. The financing has a five-year tenor and has an age adjusted amortization profile of 20 years. The facility is priced with interest rate of SOFR plus a margin of 175 basis points per annum, and includes sustainability linked pricing element with an additional 5 basis points pricing adjustment, dependent on emission reduction performance.

In February 2024, the Company received credit approvals for a $180 million credit facility to refinance six Newcastlemax vessels. The financing has a five-year tenor and an interest rate of SOFR plus a margin of 160 basis points per annum, and has an age adjusted amortization profile of 20 years. The financing is subject to customary documentation and closing procedures.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash and other items that the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by the Company may not be comparable to similar measures used by other companies.

The Company presents Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive adjusted EBITDA, the Company has excluded certain gains/losses such as those related to sale of vessels, sale of investments in associates, bargain purchase gain arising on consolidation, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

(in thousands of $)	Three months ended December 31, 2023	Three months ended September 30, 2023	Three months ended December 31, 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
Net income	57,471	28,734	68,208	112,268	461,847
Interest income	(1,293)	(740)	(1,326)	(4,717)	(2,345)
Interest expense	28,663	28,803	18,963	103,664	56,248
Income tax expense	451	30	279	541	379
Depreciation	36,189	35,272	32,394	135,548	129,839
Amortization of time charter party out contracts	(427)	(447)	—	(1,419)	—
Earnings before Interest Taxes Depreciation and Amortization	121,054	91,652	118,518	345,885	645,968
Impairment loss on vessels	—	—	—	11,780	—
Gain from disposal of vessels	(5,774)	(831)	(2,812)	(9,188)	(34,185)
(Gain)/loss on derivatives	8,237	(12,647)	(2,699)	(11,371)	(39,968)
Other financial items	(333)	704	(560)	74	(179)
Adjusted Earnings before Interest Taxes Depreciation and Amortization	123,184	78,878	112,447	337,180	571,636

(B) Reconciliation of Net Income/(Loss) to Adjusted net income/(loss) and Adjusted Earnings/(Loss) Per Share

Adjusted net income are earnings before the items set forth in the table below, which represent certain non-cash and other items that the Company believes are not indicative of the ongoing performance of its core operations. Adjusted Earnings/(loss) Per Share ("EPS") represents Adjusted net income divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP measures that are used by analysts in the shipping industry as common performance measures to compare results across peers. Adjusted net income and adjusted EPS are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of Adjusted net income and adjusted EPS is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers Adjusted net income and adjusted EPS to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses Adjusted net income and adjusted EPS as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of Adjusted net income and adjusted EPS used by the Company may not be comparable to similar measures used by other companies.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

The Company presents Adjusted net income in addition to Net income because Adjusted net income eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive Adjusted net Income, the Company has excluded certain gains/losses such as those related to sale of vessels, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

(in thousands of $, except per share data)	Three months ended December 31, 2023	Three months ended September 30, 2023	Three months ended December 31, 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
Net income	57,471	28,734	68,208	112,268	461,847
Add back: Impairment loss on vessels	—	—	—	11,780	—
Less: Gain from disposal of vessels	(5,774)	(831)	(2,812)	(9,188)	(34,185)
Market to market value on derivatives	13,712	(6,121)	(50)	3,912	(39,496)
Amortization of time charter party out contracts	(427)	(447)	—	(1,419)	—
Other financial items	(333)	704	(560)	74	(179)
Adjusted net income	64,649	22,039	64,786	117,427	387,987

Weighted average number of shares outstanding - basic	199,628	199,406	200,768	199,924	200,685
Weighted average number of shares outstanding - diluted	199,996	199,908	201,334	200,481	201,188
Adjusted earnings per share - basic	$ 0.32	$ 0.11	$ 0.33	$ 0.59	$ 1.94
Adjusted earnings per share - diluted	$ 0.32	$ 0.11	$ 0.33	$ 0.59	$ 1.93

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, the Company uses TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. The Company defines TCE income as operating revenues less voyage expenses and commission plus amortization of favorable/unfavorable charter party contracts (being the fair value above or below market of acquired time charter agreements). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

it assists management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	Three months ended December 31, 2023	Three months ended September 30, 2023	Three months ended December 31, 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
Total operating revenues	254,205	221,663	249,558	885,767	1,113,456
Add: Amortization of time charter party out contracts	(427)	(447)	—	(1,419)	—
Add: Other operating income (expenses)	—	—	—	—	(413)
Less: Other revenues*	2,497	516	153	4,274	1,263
Net time and voyage charter revenues	251,281	220,700	249,405	880,074	1,111,780
Less: Voyage expenses & commission	57,454	65,082	69,189	246,161	278,550
Time charter equivalent income	193,827	155,618	180,216	633,913	833,230
*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of the Company's entire operating fleet.

TCE rate is a measure of the average daily income performance. The Company's method of calculating TCE rate for each vessel type is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in the Company's possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in the Company's possession during such period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in the Company's possession during such period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023

(in thousands of $, except for TCE rate and days)	Three months ended December 31, 2023	Three months ended September 30, 2023	Three months ended December 31, 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
TCE Income Capesize vessels	137,488	100,370	112,109	403,296	508,611
TCE Income Panamax, Ultramax vessels*	56,339	55,248	68,107	230,617	324,619
Total Time charter equivalent income	193,827	155,618	180,216	633,913	833,230

in days
Fleet onhire days Capesize vessels	5,461	5,523	5,239	21,075	20,468
Fleet onhire days Panamax, Ultramax vessels*	3,366	3,590	3,586	14,330	13,875
Total Fleet onhire days	8,827	9,113	8,825	35,405	34,343
in $ per day
TCE per day Capesize vessels	25,176	18,173	21,399	19,136	24,849
TCE per day Panamax, Ultramax vessels*	16,738	15,389	18,992	16,093	23,396
Time charter equivalent rate	21,958	17,076	20,421	17,905	24,262

* No Ultramax vessels in Company’s fleet as of December 31, 2023

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2023